UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

HOOKIPA Pharma Inc.

File No. 333-230451 - CF# 37144

HOOKIPA Pharma Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 22, 2019, as amended.

Based on representations by HOOKIPA Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through January 18, 2029
Exhibit 10.19	through January 18, 2029
Exhibit 10.20	through January 18, 2029
Exhibit 10.21	through January 18, 2029
Exhibit 10.22	through January 18, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary